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SECURITIES AND EXCHANGE COMMISSION RECEIVED

MAR 0 3 2003

DIVISION OF MARKET REGULATION

SECURI[illegible]MISSION

03013158

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 27154

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PRUDENTIAL SECURITIES INCORPORATED

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

199 WATER STREET

(No. and Street)

NEW YORK	NEW YORK	10292-0128
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MR. JOHN VALENTI 212-214-7490

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name — *if individual, state last, first, middle name*)

1177 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	Zip Code)

RECD S.E.C.

MAR 0 3 2003

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 21 2003

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Prudential Securities Incorporated and Subsidiaries

Table of Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Board of Directors
and Stockholder of
Prudential Securities Incorporated

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Prudential Securities Incorporated and its subsidiaries (the "Company") at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 31, 2003

Consolidated Statement of Financial Condition
December 31, 2002 (in thousands, except share data)

Assets	
Cash and cash equivalents	$ 282,705
Cash and securities segregated under federal and other regulations	1,496,688
Collateralized agreements:	
Securities purchased under agreements to resell	3,567,196
Deposits paid for securities borrowed	4,665,569
Receivable from brokers, dealers and clearing organizations	1,149,586
Receivable from clients	3,594,758
Financial instruments owned, at fair value (including $202,000 pledged subject to repledge):	
Mortgage-backed and asset-backed debt	423,951
Corporate debt	256,864
U.S. Government and federal agency debt	154,203
Equity and convertible debt	55,272
Other	343,533
Other assets	1,108,877
	$17,099,202
Liabilities and Stockholder's Equity	
Liabilities	
Short-term debt	$ 565,460
Collateralized agreements:	
Securities sold under agreements to repurchase	4,437,258
Deposits received for securities loaned	3,743,783
Payable to brokers, dealers and clearing organizations	1,383,374
Payable to clients	2,366,601
Financial instruments sold, but not yet purchased, at fair value:	
Corporate debt	166,956
U.S. Government and federal agency debt	163,483
Equity and convertible debt	37,349
Other	26,752
Accrued expenses and other liabilities	2,041,207
Long-term debt	512,500
	15,444,723
Subordinated Liabilities	1,075,000
Stockholder's Equity	579,479
	$17,099,202

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Statement of Financial Condition
For the Year Ended December 31, 2002
(in thousands, except where noted)

1. Summary of Significant Accounting Policies

The consolidated financial statements include the accounts of Prudential Securities Incorporated and its subsidiaries (the "Company"). The Company is a wholly-owned subsidiary of Prudential Securities Group Inc. (the "Parent"). In connection with the demutualization and related corporate reorganization of The Prudential Insurance Company of America, which occurred on December 18, 2001, the Parent was dividended to Prudential Financial, Inc. ("Prudential") and became an indirect wholly-owned subsidiary of Prudential. All material intercompany balances and transactions are eliminated in consolidation. The Company is a global securities firm with an emphasis on servicing the investment needs of individuals and selected institutions. The Company's business activities include securities and commodities brokerage and investment advisory, asset management and certain investment banking services.

Proprietary securities and commodities transactions, commission revenues and related expenses are recorded on a trade date basis. Client transactions are recorded on a settlement date basis. Asset management and service fees include fees earned on assets under management, mutual funds sponsored by the Company and third parties and other client account portfolio services. Investment banking revenue includes advisory fees, selling concessions and management and underwriting fees and is recorded net of related expenses when the services are complete and the revenue is reasonably determinable.

Cash equivalents are short-term interest-earning deposits.

Deposits paid for securities borrowed and deposits received for securities loaned are recorded at the amount of collateral advanced or received except where other securities are received as collateral. Included within Other Assets are securities collateralizing stock loan transactions in the amount of $142,000.

During the year, the Company dividended to its Parent its investment in two foreign subsidiaries at book value.

Other assets consists primarily of notes receivable from financial advisors, deferred compensation, office equipment and leasehold improvements and prepaid expenses. Office equipment and leasehold improvements are recorded at cost less accumulated depreciation and amortization. Leasehold improvements are amortized over the lesser of the estimated economic life of the improvement or the remaining term of the lease. Office equipment is depreciated on the straight-line method based on the estimated useful lives of the assets. Accrued expenses and other liabilities consists primarily of drafts payable, trade payables and accrued compensation.

The Company pledges its financial instruments to collateralize certain secured financing transactions. Financial instruments pledged as collateral that can be sold or repledged by the secured parties are disclosed on the Statement of Financial Condition. Additionally, at

(in thousands, except where noted)

December 31, 2002, financial instruments owned with a market value of approximately $100 million have been pledged to counterparties who do not have the right to repledge or sell this collateral.

The Company accepts collateral that can be sold or repledged. At December 31, 2002, the fair value of this collateral was approximately $12 billion. The source of this collateral is primarily securities in customer accounts, reverse repurchase agreements and securities borrowed transactions. The fair value of collateral which had been sold or repledged at December 31, 2002 was approximately $8 billion.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("VIE") which addresses whether certain types of entities, referred to as variable interest entities, should be consolidated in a company's financial statements. The Company is in the process of determining whether it will need to consolidate previously unconsolidated VIEs or to deconsolidate previously consolidated VIEs.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

2. Cash and Securities Segregated Under Federal and Other Regulations

The Company has segregated assets in cash or other qualified securities totaling $1,496,688 at December 31, 2002 under the Commodity Exchange Act and other regulatory requirements representing primarily funds deposited by customers and funds accruing to customers as a result of trades or contracts.

At December 31, 2002 the Company computed the reserve requirement for proprietary accounts of introducing broker-dealers ("PAIB"). The reserve requirement and amounts held on deposit in the Company's reserve bank accounts was $0.

At December 31, 2002, cash of $274,000 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. The amount held on deposit is included in the Consolidated Statement of Financial Condition under Cash and Securities Segregated.

At December 31, 2002, a subsidiary of the Company computed its PAIB reserve requirement. The reserve requirement and amounts held on deposit in the subsidiary's reserve bank account were $0 and $21,000, respectively. The amount held on deposit is included in the Consolidated Statement of Financial Condition under Cash and Securities Segregated.

Notes to Consolidated Statement of Financial Condition
For the Year Ended December 31, 2002
(in thousands, except where noted)

3. Resale and Repurchase Agreements

Securities purchased under agreements to resell and securities sold under agreements to repurchase are accounted for as collateralized financing transactions and are carried at their contract amounts plus accrued interest.

It is Company policy to take possession or control of securities purchased under agreements to resell and to value the securities daily. To ensure the market value of the underlying collateral remains sufficient to protect against credit risk, additional collateral is obtained when deemed appropriate.

4. Financial Instruments Owned and Financial Instruments Sold But Not Yet Purchased

Financial instruments owned and financial instruments sold but not yet purchased are carried at fair value. Fair value is based on quoted market prices or dealer quotes where those are available and considered reliable. Additionally, other factors may be considered where appropriate such as market prices for related or similar financial instruments and coupon, yield, credit quality, prepayment terms, volatility and other economic factors.

5. Short-Term Debt and Long-Term Debt

Short-term debt includes unsecured short-term borrowings from financial institutions and the Parent. Short-term borrowings from financial institutions amount to $190,000 at December 31, 2002. Short-term borrowings from the Parent aggregated $375,460 at December 31, 2002. Interest rates on all short-term borrowings are based on prevailing market rates at the time of the borrowings.

The Company has a loan totaling $120,000 with the Parent, which matures October 2008 and is collateralized by certain receivables. This loan is to be repaid in installments of $60,000, $45,000 and $15,000 at October 2005, April 2007 and October 2008, respectively. The interest rate on the loan floats based on the Parent's cost of funds but does not exceed 250 basis points above the higher of either the U.S. Federal Funds Rate or the One-Year London Interbank Offered Rate ("LIBOR"). Also included in long-term debt is $392,500 related to obligations of a special purpose entity included in the Consolidated Statement of Financial Condition. These obligations are collateralized by approximately $404 million of mortgage-backed and asset-backed debt financial instruments owned. Interest rates on the $392,500 of long-term debt are based on prevailing market rates and reset periodically based on LIBOR.

(in thousands, except where noted)

6. Subordinated Liabilities

Subordinated liabilities consist of the following amounts due to the Parent at December 31, 2002:

*Liability due October 5, 2004 related to a subordinated loan agreement with interest based on Parent's cost of funds	$ 100,000
*Liability due March 31, 2005 related to a subordinated loan agreement with interest based on Parent's cost of funds	250,000
*Liability due June 17, 2005 related to a subordinated loan agreement with interest based on Parent's cost of funds	35,000
*Liability due November 15, 2006 related to a subordinated loan agreement with interest based on Parent's cost of funds	690,000
	$1,075,000

* Interest rate not to exceed 250 basis points above higher of Federal Funds Rate or one year LIBOR.

These liabilities are subordinated to the claims of general creditors and are available in computing net capital pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934.

7. Income Taxes

The Company, its Parent and domestic subsidiaries are members of a group of affiliated companies which join in filing a consolidated federal income tax return and certain combined and unitary state and local tax returns. In addition, the Company files separate state and local tax returns.

Pursuant to the tax allocation arrangements, total federal and state and local tax expense is determined on a separate company basis. Members with losses record tax benefits to the extent such losses are included in the consolidated federal and state and local tax provisions. Total allocated federal, state and local taxes are paid to, or received from, the Parent and therefore deferred taxes are not provided. At December 31, 2002, the Company has taxes receivable from the Parent of $41,368.

8. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. Under this Rule, the Company is required to maintain net capital, as defined, of not less than the greater of (a) 2% of aggregate debit items arising from customer transactions under Rule 15c3-3 of the Securities Exchange Act of 1934, or (b) 4% of the funds required to be segregated pursuant to the Commodity Exchange Act. At December 31, 2002, the

(in thousands, except where noted)

Company has net capital of $554,368, which is 17.44% of aggregate debit items and $488,248 in excess of the minimum required net capital.

The Company's ability to make capital and certain other distributions is subject to the rules and regulations of various exchanges, clearing organizations and other regulatory agencies.

9. Benefit Plans

Pension Plans
Substantially all of the Company's employees participate in a defined benefit pension plan sponsored by Prudential. The Company was not allocated pension costs for the year ended December 31, 2002.

The Company also has a Supplemental Retirement Plan, a Retirement Accumulation Plan and a General Partners Plan which are defined benefit plans for key employees for which estimated pension costs are currently accrued but not funded. The benefit cost and benefits paid for these plans were $5,858 and $971, respectively, for the year ended December 31, 2002.

The combined status of the Supplemental Retirement Plan, the Retirement Accumulation Plan and the General Partners Plan at December 31, 2002 is as follows:

Benefit obligation	$ 91,556
Fair value of plan assets	—
Funded status (deficit)	$(91,556)
Net accrued benefit cost recognized in the statement of financial condition	$ 68,311
Assumptions:	
Discount rate	6.50%
Rate of compensation increase	5.00%

During 2002, the Company purchased at book value the issued and outstanding shares of stock of an indirect wholly-owned subsidiary of Prudential that was utilized for the administration and funding of certain Company benefit plans. As a result of this transaction, the Company assumed the benefit obligation of approximately $49 million and the incremental net accrued benefit cost recorded in the Consolidated Statement of Financial Condition was $29 million. Included in the net accrued amount transferred was an intangible asset of $1 million related to unrecognized prior service costs and a pre-tax minimum pension liability adjustment of $15 million ($9.6 million net of tax) recorded in Accumulated Other Comprehensive Income.

Notes to Consolidated Statement of Financial Condition
For the Year Ended December 31, 2002
(in thousands, except where noted)

Other Postretirement Benefits

The Company provides for certain health care and life insurance benefits for eligible retired employees. The discount rate used to calculate the present value of the obligation was 6.5% at December 31, 2002. The retirement probabilities were extended beyond age 65 to reflect a portion of the employee population remaining in active service beyond such age.

The status of the Company's unfunded other post-retirement benefit obligation at December 31, 2002 is as follows:

Benefit obligation	$ 64,200
Fair value of plan assets	—
Funded status (deficit)	$(64,200)
Accrued benefit cost recognized in the statement of financial condition	$ 60,400

Summary information as of December 31, 2002 relating to the Company's other post-retirement benefit plan is as follows:

Benefit cost	$ 7,500
Participants' contributions	200
Benefits paid	5,200

A current health care cost rate of 8.75% was assumed to decrease gradually until 2006 to 5% and remain constant thereafter. A one percentage-point increase in the assumed health care cost trend rates would have increased the accumulated other post-retirement benefit obligation at December 31, 2002 by $2,000.

Other

The Company maintains a voluntary plan under which certain financial advisors and others may elect to defer eligible pre-tax earnings that are matched at 33⅓% by the Company. Subject to certain contingencies, these amounts are payable in shares of a stock index fund (or equivalent) at the end of a defined three year period. The costs related to the plan are amortized over the applicable vesting period. At December 31, 2002 the deferred asset associated with this plan amounted to $196,000 and is included in Other Assets in the Consolidated Statement of Financial Condition. In June 2002, participants were permitted to convert all or a portion of their existing non-vested account balances to Prudential Financial, Inc. Common Stock. Accordingly, the Company acquired on behalf of the participants electing to participate in the conversion, 1,697,000 shares of Prudential Financial, Inc. Common Stock at a total cost of $56 million. On the date the account balances were converted to Common Stock, related remaining unearned compensation of $29 million, which is being amortized over the vesting period, was recorded as a reduction in stockholders' equity. As of December 31, 2002, 1,653,267 non-vested shares were held in participants' accounts and related remaining unearned compensation of $21 million is recorded as a

reduction in stockholders' equity. The Company also maintains various incentive award plans under which certain employees are granted awards payable, subject to certain contingencies, in shares of a stock index fund (or equivalent) at the end of a defined period three to eight years from the initial award.

At December 31, 2002, the liabilities associated with these plans totaled $49,000 and were recorded in Accrued Expenses and Other Liabilities in the Consolidated Statement of Financial Condition.

In addition, the Company maintains various incentive compensation plans under which key executives and employees are granted awards that appreciate in value in relation to the Company's performance. The plans vest over a period of three years. At December 31, 2002, the liabilities associated with these plans totaled $34,000 and were recorded in Accrued Expenses and Other Liabilities in the Consolidated Statement of Financial Condition.

10. Derivatives and Financial Instruments with Off-Balance Sheet Risk

Financial instruments with off-balance sheet risk include financial instruments sold but not yet purchased and certain derivative financial instruments.

Financial instruments sold but not yet purchased represent obligations of the Company to deliver specified financial instruments at contracted prices, thereby creating a liability to purchase the financial instruments at prevailing market prices. Accordingly, these transactions result in exposure to market risk as the Company's ultimate obligation may exceed the amount recognized in the Consolidated Statement of Financial Condition.

The Company enters into various transactions involving derivatives including financial futures contracts, exchange-traded and over the counter options, mortgage-backed to-be-announced securities ("TBA securities"), securities purchased and sold on a when-issued basis ("when-issued securities"), securities purchased and sold on a delayed settlement basis ("delayed delivery transactions") and swaps. These derivative instruments are held for trading purposes, which include meeting the needs of clients and hedging proprietary trading activities, and are subject to varying degrees of market and credit risk.

Financial futures contracts represent standardized exchange-traded agreements to receive or deliver a specified financial instrument at a specified future date and price. Forward contracts represent an agreement to receive or deliver a specified financial instrument at a specified future date and price. TBA contracts represent commitments to purchase or sell mortgage-backed securities for delivery at an agreed-upon specific future date; however, the specific securities have not yet been identified. When-issued securities represent commitments to purchase or sell securities authorized for issuance but not yet issued. Delayed delivery transactions involve deferral of the settlement date to some point in the future as agreed upon by both buyer and seller. An option contract provides the option purchaser with the right but not the obligation to buy or sell the underlying security. The option writer is

obligated to sell or buy the underlying security if the option purchaser chooses to exercise. Interest rate swaps involve the exchange of payments based upon fixed or floating rates applied to a notional amount.

The timing of cash receipts and payments on these financial instruments is determined by contractual agreement. The fair values associated with these instruments can vary depending upon movements in the price of an underlying asset or index.

The Company's derivative positions are valued daily. Quoted market prices are used when available while over-the-counter derivative financial instruments, principally forwards, options, and swaps are valued based on the present value of estimated future cash flows that would be received from or paid to a third party in settlement of these derivative contracts. Values are affected by changes in interest rates, currency exchange rates and credit spreads, market volatility and liquidity. Many derivative financial instruments contain off-balance sheet risk as changes in market values may result in losses in excess of the amount recognized in the Consolidated Statement of Financial Condition.

Set forth below are the gross contract or notional amounts of purchases and sales of the Company's outstanding off-balance sheet derivatives held or issued for trading purposes. These amounts are not reflected in the Consolidated Statement of Financial Condition and are indicative only of the volume of activity in the particular class of financial instrument at December 31, 2002. They do not represent amounts subject to overall market risk and in many cases, limit the Company's overall exposure to market losses by hedging other on- and off-balance sheet transactions. At December 31, 2002, the gross notional or contract amounts of purchases and sales of these instruments are as follows (in millions):

Forward contracts:	
Foreign currency	$13,004
Mortgage-backed securities	901
	13,905
Futures contracts	607
Options	184
Total	$14,696

These derivative financial instruments are generally short-term in duration, with approximately $14.5 billion of notional or contract amounts maturing within one year of which approximately $11.8 billion mature within three months.

The fair values of derivative financial instruments at December 31, 2002 are as follows (in millions):

	December 31, 2002	
	Assets	Liabilities
Forward contracts	$171	$167
Futures contracts	10	9
Options	1	1

The Company records any unrealized gains and losses on its derivative contracts used in a trading capacity by marking-to-market the contracts on a daily basis. The unrealized gain or loss is recorded in the Consolidated Statement of Financial Condition with the related profit or loss reflected in revenues.

The Company's risk of loss in the event of counterparty default is limited to the current fair value or replacement cost on contracts in which the Company has recorded an unrealized gain. These amounts are reflected as assets in the Company's Consolidated Statement of Financial Condition. The amount of the on-balance sheet counterparty credit exposure which is represented by the replacement cost of trading derivatives in a gain position is $20 million at December 31, 2002, after offsets for netting and collateral. At December 31, 2002, 73% of such exposures were with investment grade (AAA to BBB) counterparties.

Exchange traded financial instruments such as futures contracts and certain options generally do not give rise to significant counterparty exposure due to the margin requirements of the individual exchanges which are settled in cash on a daily basis, thereby minimizing credit risk. Options written do not expose the Company to counterparty credit risk since the Company receives a premium in exchange for bearing the risk of unfavorable changes in the price of the underlying security, commodity, currency or index.

11. Risk Management

Transactions involving derivative and non-derivative financial instruments involve varying degrees of both market and credit risk. The Company monitors its exposure to market and credit risk on a daily basis through a variety of reporting and control procedures.

Market Risk

Market risk is the potential change in value of the financial instrument caused by unfavorable changes in interest rates, equity prices, foreign currency exchange rates and other market factors. The Company employs a variety of methods to monitor its market risk profile. The senior management of each business group is responsible for reviewing trading positions, exposures, profits and losses, and trading strategies. The Company also has a risk management group which reviews the Company's risk profile and aids in setting and monitoring risk management policies of the Company.

Market risk modeling is based on estimating loss exposure through scenario analysis and stress testing. These results are compared to established limits and exceptions are subject to review and approval by senior management. Other market risk control procedures include monitoring inventory agings, reviewing traders' marks and regular meetings between the senior management of the business groups and the risk management group.

Credit Risk in Proprietary Transactions
Counterparties to the Company's proprietary trading are primarily retail clients. Hedging and financing activities are primarily transacted with financial institutions including brokers and dealers, banks, and institutional clients. Credit losses could arise should counterparties fail to perform under the terms of the contracts and the value of collateral, to the extent there is any, proves inadequate. The Company manages credit risk by dealing with creditworthy counterparties, monitoring net exposure to individual counterparties, monitoring compliance with established credit limits on a daily basis, and obtaining collateral where appropriate.

Credit Risk in Client Activities
Client transactions are entered into on either a cash or margin basis. In a margin transaction, the Company extends credit to a client which is collateralized by cash and securities in the client's account. Amounts loaned are limited by margin regulations of the Federal Reserve Board and other regulatory authorities and are subject to the Company's credit review and daily monitoring procedures. Pursuant to such procedures and guidelines, the Company requires clients to deposit additional collateral or reduce positions when necessary. Market declines could, however, reduce the value of any collateral below the principal amount loaned plus accrued interest before the collateral can be sold.

In the normal course of business, the Company's activities include execution, settlement, and financing of various client securities and commodities transactions. These activities may expose the Company to risk arising from price volatility which can reduce the clients' ability to meet their obligations. To the extent clients are unable to meet their commitments to the Company and margin deposits are insufficient to cover outstanding liabilities, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

In accordance with industry practice, client trades are recorded on a settlement date basis, which is generally three business days after trade date. Should either the client or the counterparty fail to perform, the Company may be required to complete the transaction at prevailing market prices.

The Company uses resale and repurchase agreements and securities borrowed and loaned transactions to finance securities or facilitate settlement processes and to meet customer needs. Under these agreements and transactions the Company either receives or provides collateral, generally cash or securities. When providing collateral for these transactions, the Company delivers its own securities, securities borrowed from counterparties or securities owned by customers collateralizing margin loans and other obligations. The amounts loaned

(in thousands, except where noted)

or pledged are limited by applicable margin regulations. In the event the counterparty is unable to meet its contractual obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices. At December 31, 2002, the market value of securities loaned to other brokers or sold under agreements to repurchase approximated the amounts due or collateral obtained.

Concentrations of Credit Risk

Concentrations of credit risk exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors. As a major securities firm, the Company is actively involved in securities brokerage, distribution and trading with a broad range of institutional and individual investors.

The Company's most significant industry concentration, which arises within its normal course of business activities, is financial institutions which include other brokers and dealers, commercial banks and institutional clients. The Company's exposure to credit risk associated with the nonperformance of these counterparties in fulfilling their contractual obligations can be directly impacted by volatile trading markets which may impair the counterparties' abilities to satisfy their obligations to the Company. From time to time the Company may have significant exposure to individual counterparties, but manages its exposure and seeks to control its concentration of credit risk through a variety of reporting and control procedures described in preceding discussions of market and credit risk.

12. Commitments and Contingencies

Leases

The Company leases office space and communications and data processing equipment under noncancelable agreements expiring at various dates through the year 2015.

At December 31, 2002, the aggregate minimum rentals (net of sublease income) due under noncancelable operating leases are as follows:

2003	$113,840
2004	99,271
2005	97,827
2006	87,012
2007	75,321
Thereafter	399,311
	$872,582

Certain occupancy leases are subject to escalation or reduction based on specified costs incurred by the landlord. Total expense under both cancelable and noncancelable lease agreements for the year ended December 31, 2002 is $247,867.

(in thousands, except where noted)

Other Commitments

In the normal course of business, the Company enters into when-issued transactions and other commitments. Transactions relating to such commitments that were open at December 31, 2002, and were subsequently settled, had no material impact on the Consolidated Statement of Financial Condition as of that date.

Letters of Credit and Guarantees

In November 2002, FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." Interpretation No. 45 expands existing accounting guidance and disclosure requirements for certain guarantees and requires the recognition of a liability for the fair value of certain types of guarantees upon issuance.

At December 31, 2002, the Company has obtained letters of credit and bank guarantees amounting to $119,000 principally to satisfy margin requirements of clearing organizations and exchanges.

Litigation

A joint venture in which the Company is a participant brought an arbitration claim against Kyocera Corporation alleging, among other things, claims of breach of contract relating to the manufacture and distribution of computer disk drives. The arbitration panel decided in favor of the claimants. The Company's share of damages, with interest, would exceed $300 million. A federal district court in the Northern District of California confirmed the award and entered judgment in favor of the claimants. On July 29, 2002 the United States Court of Appeals for the Ninth Circuit affirmed the judgment in favor of the claimants. Subsequently that court granted Kyocera's motion to have the appeal reheard en banc. Oral argument before an 11-member panel of the Ninth Circuit is scheduled to take place in March 2003. As with any litigation, the outcome remains uncertain until all appeals have been concluded or the time to appeal has expired and, accordingly, the Company has not recorded any amounts related to this matter in its Consolidated Financial Statements.

In October 2002 a jury in an action in Ohio state court returned a verdict of $11.7 million in compensatory damages and $250 million in punitive damages against the Company. The verdict was returned in a class action against the Company and a former financial advisor, who was alleged to have transferred, without authorization, his clients' equity mutual funds into fixed income mutual funds in October 1998. The Company plans to move the trial court to set aside the verdict and, if it is unsuccessful in that regard, to appeal the judgment.

Various lawsuits against the Company have arisen in the normal course of the Company's business. In certain of these matters, large and/or indeterminate amounts are sought. In the opinion of management, after consideration of applicable accruals, the ultimate liability for litigation will not have a material adverse effect on the Company's financial condition.

Notes to Consolidated Statement of Financial Condition
For the Year Ended December 31, 2002
(in thousands, except where noted)

13. Fair Value Disclosure

Financial instruments recorded at market or fair value and financial instruments recorded at amounts that approximate market or fair value represent substantially all of the Company's total recorded assets and liabilities at December 31, 2002.

14. Subsequent Event

In February 2003, the Company announced an agreement with Wachovia Corporation ("Wachovia") to combine each company's respective retail securities brokerage and clearing operations to form a new firm which will be headquartered in Richmond, VA. Under the agreement, Prudential will have a 38% ownership interest in the new firm and Wachovia will own the remaining 62%. Prudential will account for its 38% ownership interest in the new firm under the equity method of accounting. The transaction, which includes the securities brokerage, securities clearing, and debt capital markets operations of the Company, but does not include the equity sales, trading and research operations or commodity brokerage and derivative operations of the Company, is anticipated to close in the third quarter of 2003.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants
On Internal Control Required by SEC Rule 17a-5
And CFTC Regulation 1.16

To the Board of Directors
and Stockholder of
Prudential Securities Incorporated

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Prudential Securities Incorporated and subsidiaries (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC") and Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC") (collectively, the "Commissions"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), and Regulation 1.16, in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;
5. Making the periodic computations of minimum financial requirements pursuant to Regulation 1.17;
6. Making the daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations; and
7. Making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commissions' above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

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statements in accordance with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16 list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding customer and firm assets, including securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commissions' objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the National Futures Association, the New York Stock Exchange, Inc., the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, or Regulation 1.16 under the Commodity Exchange Act, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

January 31, 2003